August 8, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares Silver Trust

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

SEC File Number: 333-125920

Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Barclays Global Investors International Inc., a Delaware corporation acting in its capacity as the sponsor of the iShares Silver Trust (in such capacity, the “Sponsor”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the Registration Statement on Form S-1 No. 333-125920.

The Post-Effective Amendment was filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2006 and incorrectly tagged as a post-effective amendment under Rule 462(b) promulgated under the Securities Act.

Accordingly, the Sponsor is requesting that the Post-Effective Amendment that was filed on July 21, 2006 be withdrawn and will be filing a registration statement on Form S-1 for the registration of additional securities.

The Sponsor confirms that no securities have been sold pursuant to the Post-Effective Amendment.

Thank you for your assistance in this matter.

Very truly yours,

BARCLAYS GLOBAL INVESTORS INTERNATIONAL INC.

By:	/S/ MICHAEL A. LATHAM
Name:	Michael A. Latham
Title:	Director, Chief Executive Officer, President